

April 28, 2015

Via E-mail
Stephen J. Psutka, Esq.
Interim General Counsel
MPM Holdings Inc.
260 Hudson River Road
Waterford, NY 12188

> **Re: MPM Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 14, 2015**
> **File No. 333-201338**

Dear Mr. Psutka:

We have reviewed your amendment and your letter dated April 14, 2015 and we have the following comments.

General

1. We note that your common stock is not listed on an exchange or quoted on the OTCBB, OTCQX or OTCQB, and therefore you are ineligible to conduct an at the market offering. Please revise your disclosure throughout to state that the selling shareholders will sell their shares of common stock at an identified fixed price until your common stock is quoted on the OTCBB, OTCQX or OTCQB, and thereafter at prevailing market prices or privately negotiated prices.

Summary Historical Consolidated Financial Data, page 9

2. We note your response to comment seven of our letter dated February 27, 2015. However, you continue to present Adjusted EBITDA for the year ended December 31, 2013 and 2012. Please revise accordingly.

Risk Factors, page 12

Risks Related to Our Business, page 12

We remain subject to litigation relating to the Chapter 11 proceedings, page 18

3. We note your response to comment three of our letter dated February 27, 2015. Please quantify to the extent applicable the risks to your liquidity and interest costs.

Financial Statements – December 31, 2014

11. Equity (Deficit), page F-36

4. We note your disclosure that "In accordance with the Plan, all shares of New Common Stock were automatically exchanged for one share of common stock, par value $0.01 per share, of the Company..." Please clarify, if true, that the New Common Stock was exchanged on a one for one basis rather than for one share of common stock of the Company.

13. Income Taxes, page F-38

5. We note your response to comment 10 of our letter dated February 27, 2015. You disclose that "A significant portion of the Company's foreign operations are conducted through entities which are treated as branches of the U.S. and thus subject to current U.S. taxation. As a result, the income or loss of each such branch operation is subject to taxation in its foreign jurisdiction of operation, as well as subject to current taxation in the U.S." We further note your disclosure on page 51 that "[You] are recognizing the earnings of non-U.S. operations currently in [y]our U.S. consolidated income tax return as of December 31, 2014 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the United States. [You] have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings." In light of these disclosures, please clarify what you mean by "Due to the disregarded branch structure described above, an additional adjustment for 'Branch accounting effect' records the tax impact of foreign pre-tax income required to be included in the U.S. tax return at the U.S. statutory rate." It appears to us that, because the foreign pre-tax income is taxed at the U.S. statutory rate, there would not be a need for a reconciling adjustment from the computed expected tax expense or benefit to the recorded income tax expense.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Jay Ingram *for*

Pamela Long
Assistant Director

cc: David S. Huntington
    Paul, Weiss, Rifkind, Wharton & Garrison LLP